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                                                                  EXHIBIT (a)(6)


While I'm on the subject of shares, today we announced our intent to offer our employees a stock option exchange plan, which provides employees the opportunity to exchange existing granted options for newly priced options on a 2:1 basis. That is to say, any employee who wishes to participate may relinquish 2 old options and will receive in return 1 new option. We strongly believe this plan serves to achieve two critical shareholder objectives: the first of which is obvious - employee retention. The second objective is to reduce future stock overhang by reducing the number of options outstanding.